HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
------------------

Will Hart
                                  May 27, 2010

Lilyanna L. Peyser
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   EFT Biotech Holdings, Inc.
            Registration Statement on Form 10, Amend #10
            File No. 000-53730

     This office represents EFT Biotech Holdings, Inc. (the "Company"). Amendment No. 10 to the Company's registration statement on Form 10 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated May 10, 2010 which pertain to the Form 10. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

                                                                       Page No.
                                                                       --------
1. Comment noted.

2. Comment complied with.                                                 3, 17

3. Comment complied with.                                                    12

4. Comment complied with.                                                    33

5. Comment complied with.                                                    34

6. Comment complied with.                                                    36

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.

                                By /s/ William Hart

                                   William T. Hart